UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[ X ]     Annual Report pursuant to Section 15(d) of the
Securities Exchange Act of 1934 for the fiscal year
ended December 31, 2011.

or

[   ]     Transition Report pursuant to Section 15(d) of the
Securities Exchange Act of 1934 for the transition
period from ____________ to ______________.

Commission File Number:  0-11204

Ameriserv Financial
401(k) Profit Sharing Plan
(Full title of the plan)

Ameriserv Financial, Inc.
Main and Franklin Streets
 Johnstown, PA  15901
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.)

Registrant's telephone number, including area code:  (814) 533-5300

Notices and communications from the Securities and Exchange
Commission relating to this report should be forwarded to:

Ameriserv Financial, Inc.
Main and Franklin Streets
Johnstown, PA  15901

Attention:  Nicholas E. Debias, Jr.

With a copy to:

Wesley R. Kelso, Esquire
Stevens & Lee
Suite 602
25 North Queen Street
Lancaster, PA  17603
(717) 399-6632

Item 1.

Financial Statements and Exhibits

a.

Financial Statements

1.

Report of Independent Registered Public Accounting Firm.

2.

Statement of Net Assets Available for Benefits as of December 31, 2011 and 2010.

3.

Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2011 and 2010.

4.

Notes to Financial Statements.

b.

Exhibits

1.

Consent of S. R. Snodgrass, A.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of Ameriserv Financial 401(k) Profit Sharing Plan

Johnstown, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of Ameriserv

Financial 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting

Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects,

the net assets available for benefits of Ameriserv Financial 401(k) Profit Sharing Plan as of

December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/S.R. Snodgrass, A.C.

Wexford, PA

June 25, 2012

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010

ASSETS

Investments, at fair value:
Common / Collective Funds	$ 11,349,958	$ 10,735,045
Mutual Funds	7,084,569	8,126,117
Ameriserv Financial, Inc. Common Stock	273,294	213,125
Ameriserv Financial Capital Trust Preferred Stock	184,169	45,000
Money Market/Cash Equivalent	4,325,762	4,642,309
Total Investments	23,217,752	23,761,596

Cash	4,658	1,563
Notes Receivable From Participants	340,120	381,203
Contribution Receivable From Employer	10,886	-
Contribution Receivable From Participants	35,136	-
Accrued Interest Receivable	8,826	5,405

NET ASSETS AVAILABLE FOR BENEFITS	$ 23,617,378	$ 24,149,767

The accompanying notes are an integral part of these financial statements.

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2011	2010

ADDITIONS IN NET ASSETS ATTRIBUTED TO:

INVESTMENT INCOME:
Net appreciation (depreciation) in fair value of investments	$ (540,414)	$ 2,015,111
Interest and dividends	268,695	231,487

Total Investment Income (Loss)	(271,719)	2,246,598

Contributions by participants	919,805	860,237
Contributions by employer	228,726	195,048
Rollovers	108,890	80,272
Total Contributions	1,257,421	1,135,557
Total Additions	985,702	3,382,155

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits paid directly to participants	1,518,091	1,151,472

Net (decrease) increase	(532,389)	2,230,683

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of the year	24,149,767	21,919,084

End of the year	$ 23,617,378	$ 24,149,767

The accompanying notes are an integral part of these financial statements.

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the Ameriserv Financial 401(k) Profit Sharing Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document for a more comprehensive description of the Plan’s provisions.

1General

The Plan is a defined contribution plan covering the employees of Ameriserv Financial, Inc., and its wholly owned subsidiaries Ameriserv Financial Bank, Ameriserv Trust and Financial Services, (the “Companies”), including members of the United Steelworkers of America, AFL-CIO-CLC, Local Union 2653-06 (the “Union”) who have attained the age of 21 and the earlier of completion of 12 consecutive months of service with at least 500 hours of service (employee deferrals) or 1,000 hours of service (employer discretionary contribution).  The Plan includes a 401(k) before-tax savings feature, which permits participants to defer compensation under Section 401(k) of the Internal Revenue Code.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.  The Plan is not covered by the Pension Benefit Guaranty Corporation.

Contributions

Employees may elect to contribute, through the 401(k) feature, 1 percent to 100 percent of their base salaries each period to the maximum amount permitted by the Internal Revenue Code.  Employees may elect to have their contributions, in 5 percent increments, invested in one or more of 43 mutual funds, 6 common/collective portfolios, 3 money market/cash equivalent  funds, and the Ameriserv Financial, Inc. common or preferred stock administered by the Plan’s trustee.  The diversified mutual fund investment options include a bond and government securities fund and various U.S. and foreign stock funds.

The Companies have the right to make a discretionary contribution to the Plan.  Any contribution to be made will be on an annual basis, and such contribution is allocated as a percentage of compensation of eligible participants for the year.  In addition, the Companies contribute 4 percent of employees’ gross compensation on behalf of Union employees. Effective July 1, 2011 Ameriserv Financial began a 401(k) match for all eligible non-union employees. The match was 50 percent of the first 2 percent of pretax 401(k) contributions. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the company’s contribution (if applicable) plus plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

NOTE 1 - DESCRIPTION OF PLAN (continued)

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  Vesting in the companies’ contributions in the Plan is based on completion of credited service years.  A credited service year is considered one in which the participant completed at least 1,000 hours of service.  Employees become 100 percent vested after five years of service.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance.  The loans are secured by the balance in the participant’s account and bear interest rates that are commensurate with the median of local prevailing rates as determined upon loan request by the plan administrator.  Principal and interest is paid ratably through bi-weekly payroll deductions. Interest rates on the Notes Receivable ranged from 3.89% to 13.50%, while the maturity dates ranged from January 15, 2012 to December 15, 2016.

Payment of Benefits

On termination of service, a participant will receive a lump sum amount equal to the vested value of his or her account.  The Plan also provides for normal retirement benefits to be paid in the form of a lump sum upon reaching age 65 or termination of employment and has provisions for deferred, death, disability and retirement benefits, and hardship withdrawals.

Forfeitures

Forfeitures of a participant’s non-vested account shall be restored upon rehire if such rehire happens at any time during his or her 5th consecutive one-year break in service. At the end of the Plan year in which the former participant incurs his or her 5th consecutive one-year break in service, the forfeitures held on behalf of the participant will be allocated to all participants eligible to share in the allocations in the same proportion that each participant’s account balance bears to all account balances for such year.  At December 31, 2011 and 2010, the forfeiture account had a balance of $24,799 and $28,697 respectively.  Forfeitures totaling $4,353 and $4,342 for the years ended December 31, 2011 and 2010, respectively, were reallocated to participants’ accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting principles followed by the Plan and the methods of applying these principles conform with U.S. generally accepted accounting principles.

A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting Estimates

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles.  In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts and disclosures.  Actual results could differ significantly from those estimates.

Valuation of Investments and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchase and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Certain administrative functions are performed by officers and employees of the Companies.  No such officer or employee receives compensation from the Plan.  Certain other administrative expenses are paid directly by the Companies.  Such costs amounted to $84,462 and $65,020 for the years ended December 31, 2011 and 2010, respectively.

Reclassification of Comparative Amounts

Certain comparative amounts for the prior year have been reclassified to conform to current-year classifications.  Such classifications had no effect on net income or stockholders’ equity.

NOTE 3 - INVESTMENTS

The Plan investments are administered by Ameriserv Trust and Financial Services (Trustee).

The Plan’s investments (including investments bought and sold, as well as, held during the year) (depreciated) appreciated in value by ($540,414) and $2,015,111 for the years ended December 31, 2011 and 2010, respectively.

NOTE 3 – INVESTMENTS (continued)	Net Appreciation (Depreciation) in Fair Value During Year

	2011	2010

Investments, at fair value:
Common / Collective Funds	$ (146,113)	$ 1,277,135
Mutual Funds	(452,769)	729,511
Ameriserv Financial, Inc. Stocks	58,468	8,465

Net appreciation (depreciation) in fair value	$ (540,414)	$ 2,015,111

Investments representing 5 percent or more of the Plan’s net assets at December 31 are as follows:

2011
Fair
Value

Goldman Sachs Financial Prime Obligations	$1,950,038
SEI Stable Asset	2,239,749
Vanguard Institutional Index	1,545,759
Pathroad Balance Growth & Income	3,895,692
Pathroad Capital Appreciation & Income	2,859,039
Pathroad Conservative Growth & Income	2,173,405
Pathroad Long-Term Equity	1,234,791

2010
Fair
Value

Goldman Sachs Financial Prime Obligations	$2,006,301
SEI Stable Asset	2,585,936
Vanguard Institutional Index	1,648,368
Pathroad Balance Growth & Income	3,901,969
Pathroad Capital Appreciation & Income	2,655,211
Pathroad Conservative Growth & Income	2,324,655
Pathroad Long-Term Equity	1,220,854

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Companies have the right, under the Plan, to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination of the Plan, participants will become 100 percent vested in their accounts.

NOTE 5 - TAX STATUS

The Internal Revenue Service has determined and informed the Companies that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) by letter dated July 27, 2005.  The letter states that the prototype and related trust are designed in accordance with applicable sections of the IRC.  Although the prototype plan has been amended since receiving the opinion letter, the prototype sponsor and the Plan administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds that are managed by the Trustee of the Plan. The balance of these mutual funds is $11,349,958 and $10,735,045 representing 48% and 44% of net assets available for benefits as of December 31, 2011 and 2010, respectively.  The Plan also invests in the Plan Sponsor’s common and preferred stock.  At December 31, 2011 and 2010, the Plan held 140,151 and 134,889 shares of AmeriServ Financial Inc. common stock and 7,032 and 1,875 shares of AmeriServ Financial Capital Trust preferred stock respectively.  Dividends in the amount of $8,529 and $6,057 were received on preferred stock for the years ended December 31, 2011 and 2010, respectively.  Therefore, related transactions qualify as related party transactions. All other transactions which may be considered parties-in-interest transactions relate to normal Plan management and administrative services and related payment of fees.

NOTE 7 - FAIR VALUE MEASUREMENTS

The Plan provides enhanced disclosures about assets and liabilities carried at fair value.  Disclosures follow a hierarchal framework that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and lowest priority to unobservable inputs.  The three levels of the fair value hierarchy are described below:

Level I:

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

NOTE 7 - FAIR VALUE MEASUREMENTS (continued)

Level II:

Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified

(contractual) term, the Level II input must be observable for substantially the full term of the asset or liability.

Level III:

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used for the years ending December 31, 2011 and 2010.

Common and preferred stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end.

Common/Collective Trusts: Valued at the NAV of shares held by the plan at year end adjusted for any cash held for liquidity purposes and any fees imposed by the fund. The net asset value per unit is determined by dividing the net assets by the number of units outstanding on the day of valuation. In accordance with the terms of the Plan of Trust, the net asset value of the fund is determined daily. Units are issued and redeemed daily, at the daily net asset value. Also the net investment income and realized and unrealized gains on investments are not distributed.

Money Market: Valued based on the closing price of the security as quoted by the principal exchange on which the security is traded, which represents fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010:

	December 31, 2011

	Level I	Level II	Level III	Total
Assets:
Common/Collective Trust	$-	$-	$11,349,958	$11,349,958

Mutual Funds:
Index Funds	1,640,567	-	-	1,640,567
Balanced Funds	1,041,178	-	-	1,041,178
Growth Funds	2,902,131	-	-	2,902,131
Fixed Income Funds	1,207,476	-	-	1,207,476
Other Funds	293,217	-	-	293,217
Total Mutual Funds	7,084,569	-	-	7,084,569

Common Stock
Financial Institution	273,294	-	-	273,294
Preferred Stock
Financial Institution	184,169	-	-	184,169
Money Market/Cash Equivalent	4,325,762	-	-	4,325,762

Total assets at fair value	$11,867,794	$-	$11,349,958	$23,217,752

	December 31, 2010

	Level I	Level II	Level III	Total
Assets:
Common/Collective Trust	$-	$-	$10,735,045	$10,735,045

Mutual Funds:
Index Funds	1,717,634	-	-	1,717,634
Balanced Funds	1,171,300	-	-	1,171,300
Growth Funds	3,468,019	-	-	3,468,019
Fixed Income Funds	1,499,254	-	-	1,499,254
Other Funds	269,910	-	-	269,910
Total Mutual Funds	8,126,117	-	-	8,126,117

Common Stock
Financial Institution	213,125	-	-	213,125
Preferred Stock
Financial Institution	45,000	-	-	45,000
Money Market/Cash Equivalent	4,642,309	-	-	4,642,309

Total assets at fair value	$13,026,551	$-	$10,735,045	$23,761,596

NOTE 7 - FAIR VALUE MEASUREMENTS (continued)

The table below sets forth a summary of changes in the fair value of the Plan’s Level III assets for the years ended December 31, 2011 and 2010.

	2011 Common /	2010 Common /
	Collective	Collective
	Trusts	Trusts

Balance, beginning of the year	$10,735,045	$8,377,202
Realized gains	299,153	242,182
Unrealized (losses) gains related to instruments still held at the reporting date	(445,266)	1,034,953
Purchases, sales, issuances and settlements (net)	761,026	1,080,708

Balance, End of Year	$11,349,958	$10,735,045

The amount of total gains or losses for the period included in changes in net assets attributable to the change in unrealized gains or losses relating to assets still held at the reporting date.

                  2011

          2010

          $      (445,226)       $      1,034,953

NOTE 8 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.  Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale.  If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

Investments in mutual funds, money market funds, notes receivable from participants, common/collective funds, Ameriserv Financial Inc. common and preferred stock, contributions receivable, accrued interest receivable, and cash would be considered financial instruments. At December 31, 2011 and 2010, the carrying amounts of these financial instruments approximate fair value.

NOTE 9 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
EMPLOYER IDENTIFICATION NUMBER 25-0851535
PLAN NUMBER – 002
DECEMBER 31, 2011

(a)	(b) Identity of issue, borrower, lessor,	(c) Description of investment	(d) Cost	(e) Current
	or similar party	including maturity date,		Value
		rate of interest, collateral,
		par or maturity value

	Common Stock
*	AmeriServ Bank	Ameriserv Financial, Inc.		$273,294

	Total Common Stock			273,294

	Preferred Stock
*	AmeriServ Bank	Ameriserv Financial Capital Trust		184,169

	Total Preferred Stock			184,169

	Mutual Funds
	Alger	Large Cap Growth		16,339
	Alger	Midcap Growth		60,219
	Calvert	Calvert Social Equity		67
	CGM	Focus Fund		105,789
	Dodge & Cox	Balanced Fund		1,041,177
	Federated	Kaufmann Fund		159,688
	Fidelity	New Insights		31,158
	Fidelity	Leveraged Co. Stock		352,123
	Fidelity	Low-Priced Stock Fund		567,155
	Fidelity	New Markets		54,308
	Franklin	Biotechnology Discovery		103,185
	Franklin	Mutual Beacon		323,467
	Heartland	Value Plus		143,777
	Janus	Contrarian Fund		106,499
	Janus	Growth & Income		17,457
	Janus	Overseas Fund		63,665
	Legg Mason	Opportunity Trust		48,338
	Legg Mason	Value Trust		54,318
	Loomis Sayles	Bond Fund		211,040
	MFS	International New Discovery Fund		261,397
	Northern Technology	Technology Fund		65,981
	Pimco	Total Return		464,756
	Rydex	S&P 500		94,808
	Symons	Small Cap		45,646
	T. Rowe Price	Equity Income		237,789
	T. Rowe Price	Financial Services		21,993
	T. Rowe Price	Retire 2015		44,377
	T. Rowe Price	Retire 2025		7,277
	T. Rowe Price	Retire 2030		692
	T. Rowe Price	Retire 2035		1,603
	T. Rowe Price	Retire 2040		70

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
EMPLOYER IDENTIFICATION NUMBER 25-0851535
PLAN NUMBER – 002
DECEMBER 31, 2011 (continued)

(a)	(b) Identity of issue, borrower, lessor,	(c) Description of investment	(d) Cost	(e) Current
	or similar party	including maturity date,		Value
		rate of interest, collateral,
		par or maturity value

	T. Rowe Price	Retire 2050		11
	T. Rowe Price	Retire 2020		1,240
	T. Rowe Price	Spectrum		13,520
	Tweedy Browne	Global Value		238,451
	Vanguard	GNMA		195,381
	Vanguard	Health Care		102,058
	Vanguard	Institutional Index		1,545,759
	Vanguard	Short-Term Admiral		198,783
	Vanguard	Total Bond Market Index		83,208

	Total Mutual Funds			7,084,569

	Common / Collective Funds
*	Pathroad Tactical Balance Growth & Income			3,895,692
*	Pathroad Tactical Capital Appreciation & Income			2,859,039
*	Pathroad Conservative Fixed Income			446,744
*	Pathroad Tactical Conservative Growth & Income			2,173,405
*	Pathroad Tactical Intermediate-Term Fixed Income			740,287
*	Pathroad Tactical Long-Term Equity			1,234,791

	Total Common/Collective Funds			11,349,958

	Money Market Funds/Cash Equivalent
	Goldman Sachs Financial Prime Obligations			1,950,038
	Goldman Sachs Financial Prime Obligations			135,975
	SEI Stable Asset			2,239,749

	Total Money Market Funds/Cash Equivalent			4,325,762

	Participant Loans			340,120
		Interest rates ranging from 3.89% to 13.50%
		Maturity dates ranging from 1/15/12 to 12/15/16
	Total			$23,557,872

* Party-in-Interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the AmeriServ Financial 401(k) Profit Sharing Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  June 27, 2012

                            AmeriServ Financial 401(k) Profit Sharing Plan

                                                                AmeriServ Trust and Financial

                                                                Services Company, as Trustee

By

/s/David M. Margetan

David M. Margetan, Vice President

Assistant Manager Retirement Services

Exhibit Index

Exhibit

1.

Consent of S. R. Snodgrass, A.C